Exhibit 12.1

USG Corporation

Ratio of Earnings to Fixed Charges

(dollars in millions)

		Year Ended December 31:
		2006	2005	2004	2003	2002
Earnings:
a.	Pretax income from continuing operations before adjustment for
	minority interests in consolidated subsidiaries or income or loss
	from equity investees	476	(2,349)	509	217	256
Plus:
b.	Fixed charges	556	5	5	6	8
c.	Amortization of capitalized interest	—	—	—	—	—
d.	Distributed income of equity investees	—	—	—	—	—
e.	Our share of pretax losses of equity investees for which charges
	arising from guarantees are included in fixed charges	—	—	—	—	—
Less:
a.	Interest capitalized	(1)	—	—	—	—
b.	Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—
c.	Minority interest in pretax income of subsidiaries that have not incurred
	fixed charges	—	—	—	—	—

Total Earnings		1,031	(2,344)	514	223	264

Fixed Charges:
a.	Interest expensed and capitalized	556	5	5	6	8
b.	Amortized premiums, discounts and capitalized expenses related
	to indebtedness	—	—	—	—	—
c.	Estimated interest within rental expense	—	—	—	—	—
d.	Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—

Total Fixed Charges		556	5	5	6	8

Ratio of Earnings to Fixed Charges		1.9	— *	102.8	37.2	33.0

*	As a result of a $3.1 billion pretax provision for asbestos claims, the amount of the coverage deficiency for 2005 was $2.349 billion.